Filed by: IMH  Secured Loan Fund, LLC and IMH Financial Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Companies: IMH Secured Loan Fund, LLC and IMH Financial Corporation
Registration Statement Number: 333-164087
Registration Statement Number: 333-164087-01

LGM has taken enormous creative liberties in their description of an action commenced by the Company against a certain Member.  The Company filed the complaint in response to potential litigation from this Member.  The suit sought no damages and was brought only out of concern regarding actions that Member or others might take to interfere with the consent solicitation process.  As matters turned out, the action proved unnecessary. The Company took no action to prosecute it, and in light of the announcement today that the consent solicitation process has come to an end with a vote approving the Conversion Transactions, the Company is dismissing the action.

To be clear, the Fund never sought monetary damages from the Members, nor did it ask the Court to alter or remove any of the Members’ rights.  Any suggestion to the contrary is misleading.

Important Additional Information for Investors and Stockholders

This communication may be deemed to be made in respect of the proposed conversion of IMH Secured Loan Fund, LLC (the “Fund) into IMH Financial Corporation and the exchange of all outstanding equity interest in Investors Mortgage Holdings Inc. (the “Manager”) and IMH Holdings, LLC (“Holdings”) for stock of IMH Financial Corporation and may be deemed solicitation material regarding these proposed transactions (the “Conversion Transactions”). In connection with the proposed Conversion Transactions, the IMH Financial Corporation and the Fund have filed a registration statement on Form S-4, including a preliminary consent solicitation statement/prospectus, with the U.S. Securities and Exchange Commission (“SEC”). The definitive consent solicitation statement/prospectus has been filed with the SEC and has been mailed to members of the Fund. SECURITYHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT SOLICITATION/PROSPECTUS (AND ANY AMENDMENTS OR SUPPLEMENTS THERETO) CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE FUND, IMH FINANCIAL CORPORATION, THE MANAGER, HOLDINGS, AND THE PROPOSED CONVERSION TRANSACTIONS.

The Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of consents from the members of IMH Secured Loan Fund, LLC in respect of the proposed Conversion Transactions. Information regarding the Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers is included in the preliminary consent solicitation statement/prospectus filed with the SEC on May 10, 2010 and the definitive consent solicitation/prospectus, dated May 14, 2010, being mailed to members of the Fund. Members can obtain more detailed information regarding the direct and indirect interests of directors and executive officers in the Conversion Transactions by reading the definitive consent solicitation statement/prospectus.

Members may obtain free copies of the consent solicitation /prospectus and other documents filed with the SEC at the SEC’s website at www.sec.gov, or at the Manager’s website at www.imhre.com. Such documents, as available, can also be obtained by directing a request to the Fund, Attention: Investor Relations, telephone: (480) 840-8400.